SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

June 7, 2004

_____

Date of Report (Date of earliest event reported)

Alico, Inc.

_____

(Exact name of registrant as specified in its charter)

Florida

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(State or other jurisdiction of incorporation)

0-261	**59-0906081**
(Commission File Number)	**(IRS Employer Identification No.)**

P.O. Box 338 La Belle, FL 33975

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(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (863) 675-2966

Item 5.   Other Events.

Incorporated by reference is a news release issued by the Registrant on June 7, 2004, attached as Exhibit 01, announcing the designation of W. Bernard Lester as Chief Executive Officer, and the step down of John R. Alexander from that position.

Item 7. Financial Statements and Exhibits

(c) *Exhibits*.

          01 Press Release issued June 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2004   **ALICO, INC.**

           By: /s/   L. Craig Simmons
           _____

           L. Craig Simmons
           Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
01	Press Release issued June 7, 2004 designating W. Bernard Lester, CEO

National Circuit

LaBelle, Florida

Contact: W. Bernard Lester, Ph.D.

                     (863) 675-2966

LESTER DESIGNATED CEO OF ALICO, INC.

LABELLE, Fla. (June 7, 2004) -- Alico Inc (ALCO) announced today that the Board of

Directors has accepted the recommendation of John Alexander, its Chairman and Chief

Executive Officer, that W. Bernard Lester, Ph.D., the company's Chief Operating

Officer, be designated as the Chief Executive Officer. Mr. Alexander will continue to

serve as Chairman of the Board. Mr. Alexander stated that after working with Dr. Lester

during the last three months as well as knowing him for over twenty years, he has the

upmost confidence in him and noted that Dr. Lester has been performing many of the

functions of the Chief Executive for some time.   "I think it is time we recognize his

contribution to the company and formalize his position as Chief Executive Officer. I

intend to remain active in the business as its Chairman of the Board and as the Chief

Executive Officer of the Company's largest shareholder, Atlantic Blue Trust, Inc." Dr.

Lester indicated that he looks forward to working with Mr. Alexander and pledged his

continued best efforts on behalf of the shareholders of Alico. The Board also noted that

Dr. Lester, who is 65, is nearing retirement and voted to begin a search process over the

next six to twelve months to find a person who possesses the characteristics and skills

necessary to succeed Dr. Lester when he retires.